Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

April 1, 2021

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 223 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 223”)

Dear Ms. Vroman-Lee:

This letter responds to comments you provided in a telephonic conversation with me on Monday, April 27, 2020, with respect to Amendment No. 223. Amendment No. 223 was filed on March 18, 2020 and included disclosure with respect to the SPDR Bloomberg Barclays Emerging Markets USD Bond ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 223.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 223. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 223.

Prospectus

1.	Comment: Please provide the Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response: The Registrant confirms the Fund’s ticker will be included in the 485(b) filing and the ticker code will be updated on EDGAR.

2.	Comment: Please provide a completed draft of the Fund’s fee table and example information prior to effectiveness.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The completed fee and example tables are included in Appendix A to this correspondence.

3.

Comment: Please confirm a line item for Acquired Fund Fees and Expenses is not required in the Fund’s fee table. The Staff notes the registration statement states the Fund may invest in other investment companies.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

4.	Comment: Please provide the Staff with a copy of the Index methodology. Please also provide additional information about the Index methodology in Item 9, where applicable.

Response: The Index fact sheet was provided on March 17, 2021. The Registrant believes the principal investment strategy section in Item 4 discloses all information relevant to investors with respect to the Index methodology and that no additional information is necessary in Item 9.

5.

Comment: The first sentence in the principal strategy states that the Fund employs a sampling strategy. The Staff believes, however, that the following disclosure, also included in the principal strategy, reads as though the Fund employs a replication strategy. Please reconcile this apparent discrepancy.

Based on its analysis of these factors, State Street Global Advisors Limited (“SSGA LTD” or the “Sub-Adviser”), the investment sub-adviser to the Fund, either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index, as determined by the Sub-Adviser to be in the best interest of the Fund in pursuing its objective.

Response: The Registrant confirms the Fund intends to employ a sampling strategy and believes the referenced disclosure is appropriate. The referenced disclosure explains that the adviser “. . . either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index. . . .” (emphasis added). The Registrant believes that the use of a sampling strategy permits the Fund to invest in a subset of securities in the Index, but does not preclude the Fund from investing in substantially all of the securities represented in the Index in approximately the same proportions as the Index in instances where the adviser believes doing so is in the best interest of the Fund.

6.

Comment: Please confirm supplementally that 100% of the Index consists of bonds of emerging market issuers. If not, please include a Rule 35d-1 policy that the Fund will invest at least 80% of its net assets in bonds of emerging market issuers.

Response: The Registrant confirms that at the time of each Index reconstitution, 100% of the Index will be comprised of bonds of emerging market issuers, as determined by the Index methodology. Please see the response to comment 9 below for the Index’s definition of emerging markets.

7.	Comment: The principal strategy states the Fund may invest in derivatives. If derivatives are counted towards compliance with the Fund’s Rule 35d-1 80% policy, please confirm the Fund values derivatives for purposes of this policy on a mark-to-market basis. If applicable, please include such disclosure in the registration statement, but not necessarily in Item 4.

Response: The Registrant confirms that the Fund currently does not intend to count derivatives towards compliance with the Fund’s Rule 35d-1 80% policy.

8.

Comment: The Staff notes the following disclosure included in the Fund’s principal strategy. If the Fund is currently concentrated, please disclose this in the principal strategy and include corresponding risk disclosure.

In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent the Index concentrates in a particular industry or group of industries.

Response: The Registrant confirms the Fund will not be concentrated in any industry at the time of launch.

9.	Comment: Please include the Fund’s definition of “emerging markets” in the principal strategy.

Response: The Registrant has included the following definition of “emerging markets,” consistent with the Index fact sheet:

An emerging market is a country that the World Bank Income group classifies as low/middle income or the International Monetary Fund (IMF) classifies as a non-advanced country. In addition, the Index Provider (defined below) may classify a country as an emerging market based on factors such as investability concerns, the presence of capital controls, and/or geographic considerations.

10.

Comment: The Staff notes the following language included in the Fund’s principal strategy. Please revise in plain English to state the ratings of bonds included in the Index, as opposed to the ratings of bonds excluded from the Index.

Bonds rated Caa3/CCC-/CCC or lower or Aa3/AA-/AA- or higher by any of Moody’s Investors Service, Inc., Standard & Poor’s Financial Services, LLC and Fitch Inc., respectively, are excluded from the Index.

Response: The Registrant respectfully declines to revise the disclosure in response to the Staff’s comment. The Registrant believes the disclosure noting the ratings of bonds excluded from the Index is consistent with the “Quality” rule included in the Index fact sheet.

11.	Comment: The principal strategy states the Index is reconstituted monthly. Please confirm whether this will result in higher portfolio turnover and add appropriate risk disclosure, as appropriate.

Response: The Registrant confirms it does not expect the Fund to experience portfolio turnover to an extent that principal risk disclosure would be appropriate.

12.

Comment: Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrant has added disclosure to the “Market Risk” discussions in Item 4 and Item 9 of the Prospectus, and added a discussion entitled “Market Turbulence Resulting from COVID-19” to the Statement of Additional Information, to address the risks associated with COVID-19.

13.

Comment: The Staff notes that the Fund has an investment strategy to track an index with significant exposure to non-U.S. companies in emerging and frontier markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain why such disclosure would not be appropriate:

a.

the potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

b.	the potential significance of such errors on the Fund’s performance;

c.

limitations on the Adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing (this portion is not applicable if the Adviser does not have any oversight or diligence of these processes); and

d.	the Fund’s rights and remedies associated with investments in foreign securities may be different than a fund that tracks an index of domestic securities.

Response: The Registrant has revised the disclosure in the Prospectus with respect to a. (first half), b. and d. With respect to the second half of a., the Registrant notes the following disclosure currently included in Non-U.S. Securities Risk: “There may be less information publicly available about a non-U.S. entity than about a U.S. entity, and many non-U.S. entities are not subject to accounting, auditing, legal and financial report standards comparable to those in the United States.” With respect to c., the Registrant confirms the Adviser does not have any oversight or diligence of an Index Provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing.

14.

Comment: The principal strategy states the Index excludes bonds rated Caa3/CCC-/CCC or below by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Financial Services, LLC (“S&P”) and Fitch Inc. (“Fitch”), respectively. Bonds below the Caa3/CCC-/CCC rating threshold include high yield bonds, yet the Staff notes that “Below Investment-Grade Securities Risk” is included as a principal risk of the Fund. Please either remove the principal risk or revise the principal strategy.

Response: The Registrant notes that bonds with certain ratings above Caa3/CCC-/CCC- are also considered speculative or high yield (the Registrant notes the Fitch rating has been updated to CCC-). Because the Index may include bonds with such ratings, the Registrant believes it is appropriate to include “Below Investment-Grade Securities Risk” as a principal risk of the Fund.

15.	Comment: Please revise the “Derivatives Risk” discussion in the principal risks section to discuss the specific types of derivatives in which the Fund invests.

Response: The Registrant notes the “Additional Risk Information” section includes disclosure related to futures contracts and swaps, and believes the current disclosure is appropriate. The Registrant further notes that references to forward currency contracts have been removed from “The Fund’s Principal Investment Strategy” and “Additional Risk Information” sections.

16.

Comment: The last sentence in the “Indexing Strategy/Index Tracking Risk” states the Adviser may attempt to replicate the Index by employing a sampling strategy. Please revise the disclosure to discuss the risks associated with implementing a sampling strategy.

The Adviser may attempt to replicate the Index return by investing in fewer than all of the securities in the Index, or in some securities not included in the Index, potentially increasing the risk of divergence between the Fund’s return and that of the Index.

Response: The Registrant believes the disclosure noted above addresses the risks associated with implementing a sampling strategy (e.g., potentially increasing the risk of divergence between the Fund’s return and that of the Index).

17.

Comment: The “Non-Diversification Risk” discussion included in the principal risks section states that the Fund is non-diversified. Please also state that the Fund is non-diversified in the principal strategy section.

Response: The Registrant believes the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(iv). The Registrant believes that if non-diversification were required to be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

18.	Comment: Please ensure all investment types mentioned in the principal strategy have corresponding principal risk disclosure.

Response: The Registrant confirms that the Fund’s principal investment types have corresponding principal risk disclosure.

19.	Comment: Please identify supplementally the broad-based securities index the Fund intends to use.

Response: The Fund currently intends to use the Bloomberg Barclays Global Aggregate Bond Index as its broad-based securities index.

20.	Comment: Please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

21.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the Fund Summary for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summary. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

22.

Comment: Please consider whether the discontinuation of LIBOR is a principal risk of the Fund. If not, please explain why. Please tailor any such risk to describe how the discontinuation of LIBOR could affect the Fund’s investments, including how the transition to a successor rate could impact the liquidity and value of investments that reference LIBOR. See SEC Staff Statement on LIBOR Transition, Division of Corporation Finance, Division of Investment Management, and Office of Chief Accountant, July 12, 2019.

Response: The Registrant confirms the discontinuation of LIBOR is not considered a principal risk of the Fund. The Registrant does not anticipate the Fund will have material exposure to investments referencing LIBOR.

23.

Comment: The Staff notes the inclusion of “Concentration Risk” in Item 9. To the extent the Fund is currently concentrated, please revise the Prospectus to include disclosure in the principal strategy and principal risks sections in Item 4.

Response: The Registrant confirms the Fund will not be concentrated in any industry at the time of launch.

24.	Comment: Please include “Sovereign Debt Obligations Risk” in the principal risks section in Item 9, in alignment with the principal risks section in Item 4.

Response: The Registrant has revised the prospectus as requested.

Statement of Additional Information

25.

Comment: Please revise the “High Yield Securities” discussion to note that these types of securities are also referred to as “junks bonds,” consistent with disclosure included elsewhere in the registration statement.

Response: The Registrant has revised the first paragraph of the “High Yield Securities” discussion as follows:

Investment in high yield securities (commonly known as “junk” bonds) generally provides greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and credit risk. These high yield securities are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers of debt securities that are high yield may be more complex than for issuers of higher quality debt securities. In addition, high yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, but can also be issued by governments. Such issuers are generally less able than more financially stable issuers to make scheduled payments of interest and principal. The risks posed by securities issued under such circumstances are substantial.

Part C

26.

Comment: The Staff notes that the advisory agreement and fee waiver agreement have not been included in the Part C. Please confirm these will be filed in a future amendment. In addition, please file the licensing agreement with the index provider, as the Staff considers this agreement to be material.

Response: The Registrant confirms the advisory agreement will be included in a future amendment. The Registrant notes that the Fund is covered by the Fee Waiver Letter Agreement that was filed as Exhibit (d)(ii)(1) of Post-Effective Amendment No. 246 on October 28, 2020. The Registrant does not believe the license agreement between the Adviser and the index provider is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

27.

Comment: On the signature page of the Part C, Mr. Rosenberg’s title is listed as “Treasurer and Principal Financial Officer.” Please revise Mr. Rosenberg’s title to “Principal Accounting Officer” or “Comptroller,” or explain why this is not appropriate.

Response: Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the Principal Accounting Officer of the Registrant.

General

28.	Comment: Please include hyperlinks in the 485(b) filing to all materials incorporated by reference into the registration statement.

Response: The registration statement has been updated to include the requested hyperlinks.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.23%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.23%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$24	$74